

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 12, 2017

By E-Mail

Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004

>   **Re: ZAIS Group Holdings, Inc.**
>   **Schedule 13E-3**
>   **Filed on November 21, 2017 by Christian Zugel and Z Acquisition LLC**
>   **File No. 005-87370**

Dear Mr. de Wied:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Information Statement

1.   Please tell us why you have limited the purposes for which the information may be used (i.e., "the information statement is for informational purposes only.").

Special Factors

2.   Provide the disclosure regarding alternatives required by Item 1013(b) of Regulation M-A, including the reasons you have undertaken this going private transaction *at this time*. We note that your disclosure in the first paragraph under the caption "Purposes of, and Reasons for, the Transactions" does not clarify whether the company's lack of scale, the costs associated with being a public company, etc. are recent developments or how they have worsened, if the factors had been present before you undertook the current transaction.

Fairness of the Transactions

3.   Revise this section to ensure that you address the fairness to unaffiliated security holders.

4.   Provide the disclosure required by Item 1014 of Regulation M-A and the instructions therefor. We may have further comment.

5.   Please delete the discussion concerning "arms-length" negotiations, as references to arm's-length negotiations are inappropriate in a going private transaction.

Certain Projections

6.   Disclose the full projections and forecasts instead of their summaries.

7.   Please tell us why you have not disclosed the March and April 2017 forecasts.

Financial Information

8.   Please tell us why you have not included the financial information required by Item 1010(c) of Regulation M-A in the Information Statement to be delivered to security holders.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

        Please direct any questions to me at (202) 551-3619.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions